SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1998

                          Citizens 401(k) Savings Plan
                            (Full title of the Plan)

                           Citizens Utilities Company
                  High Ridge Park, Stamford, Connecticut 06905
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                        Commission File Number 001-11001


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned thereunto duly authorized.

Date: June 29, 1999                            By: Citizens Utilities Company,
                                               Plan Administrator of the
                                               Citizens 401(k) Savings Plan

                                               By: /s/ Livingston E. Ross
                                                   -----------------------------
                                                   Livingston E. Ross
                                                   Vice President and Controller

                          Citizens 401(k) Savings Plan
                   Index to Financial Statements and Schedules





                                                                                                         Page
                                                                                                         ----

         Independent Auditors' Report                                                                      3

         Financial Statements:
                  Statements of Net Assets Available for Benefits
                           December 31, 1998 and 1997                                                    4-5

                  Statements of Changes in Net Assets Available for Benefits with Fund Information
                           for the Years Ended December 31, 1998 and 1997                                6-7

                  Notes to Financial Statements                                                         8-13

         Schedules:*

         I -      Item 27a - Schedule of Assets Held for Investment Purposes at
                  December 31, 1998                                                                       14

         II -     Item 27d - Schedule of Reportable Transactions for the Year Ended
                  December 31, 1998                                                                       15

         Independent Auditors' Consent                                                                    16



















    *Certain schedules omitted due to absence of conditions under which they are required.


                          Independent Auditors' Report
                          ----------------------------


Citizens Utilities Company, Plan Administrator of the
Citizens 401(k) Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Citizens 401(k) Savings Plan as of December 31, 1998 and 1997, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Items 27a-Schedule of Assets Held for Investment Purposes and Item 27d-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                   KPMG LLP

New York, New York
June 29, 1999

                          Citizens 401(k) Savings Plan
                 Statement of Net Assets Available for Benefits
                              at December 31, 1998




                                                                         1998
                                                                         ----
Assets
------
Investments:
    Stock Fund - at market value (Cost $77,201,986)
       Participant Directed                                       $   36,592,184
       Non-Participant Directed                                       24,244,797

    Putnam Income Fund - at market value
        (Cost $8,876,830)                                              8,666,098

    Putnam OTC & Emerging Growth Fund - at market value
        (Cost $7,992,000)                                              8,122,204

    Putnam Stable Value Fund - at a combination of market             27,161,413
    and contract value (see Schedule I) (Cost $27,161,413)


    Putnam S&P 500 Index Fund- at market value
        (Cost $43,062,125)                                            52,976,513

    Putnam International Growth Fund- at market value
        (Cost $5,444,485)                                              5,639,417

    Loans receivable                                                   6,269,319
                                                                  --------------
                                                                     169,671,945

Employer's contribution receivable                                       912,258
Participants' contributions receivable                                 1,268,064
                                                                  --------------
          Net Assets Available for Benefits                       $  171,852,267
                                                                  ==============
















See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
                 Statement of Net Assets Available for Benefits
                              at December 31, 1997





Assets                                                                   1997
------                                                                   ----
Investments:
    Stock Fund - at market value (Cost $54,758,440)
       Participant directed                                       $   39,710,475
       Non-Participant directed                                       21,495,847

 Guaranteed Income Fund - at contract value                           25,617,558

 Equity Fund - at market value
        (Cost $19,750,456)                                            28,605,235

 Bond Fund - at market value
        (Cost $4,113,440)                                              4,250,350

 Loans receivable                                                      4,362,138
                                                                  --------------
                                                                     124,041,603

Employer's contribution receivable                                       271,293
Participants' contributions receivable                                   740,439
                                                                  --------------
          Net Assets Available for Benefits                       $  125,053,335
                                                                  ==============


















See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1998


                                                                    Participant Directed
------------------------------------------------------------------------------------------------------------------------------
                                                                           Putnam
                                                                            OTC &           Putnam           Putnam
                                                          Putnam          Emerging          Stable          S & P 500
                                       Stock           Income Fund         Growth         Value Fund        Index Fund
                                        Fund           (Bond Fund)          Fund          (GIC Fund)       (Equity Fund)
                                   -------------      -------------     ------------     -------------     --------------
Investment Income:
    Dividends                      $          -       $          -      $   257,219      $  1,395,638      $           -
    Interest                                  -            422,213                -           338,693                  -

   Net (depreciation)
        appreciation in fair
        value of investments         (5,913,687)          (147,277)          51,085                 -         11,546,552
                                   -------------      -------------     ------------     -------------      -------------
                                     (5,913,687)           274,936          308,304         1,734,331         11,546,552
                                   -------------      -------------     ------------     -------------      -------------
Contributions:
     Participants                     2,083,278          1,497,095        2,652,029         1,684,980          6,365,298
     Employer, net of                         -             40,037           38,442            49,693            123,128
     forfeitures                   -------------      -------------     ------------     -------------     --------------

     Total contributions              2,083,278          1,537,132        2,690,471         1,734,673          6,488,426
                                   -------------      -------------     ------------     -------------     --------------

Transfers from other plans            6,958,374            922,071                -         8,361,592          9,088,105
Net transfers - other                (3,309,805)         2,226,005        5,313,006        (7,225,170)           916,333
Net transfers - loans                   (41,757)           (22,313)           8,684          (209,549)          (285,695)


Distributions:
Benefits paid to participants        (2,891,791)          (521,860)        (197,980)       (2,850,488)        (3,381,017)
Participants' contributions
  used for life insurance
  premium payments                       (2,903)              (223)            (281)           (1,534)            (1,426)
                                   -------------      -------------     ------------     -------------     --------------
        Total distributions          (2,894,694)          (522,083)        (198,261)       (2,852,022)        (3,382,443)
                                   -------------      -------------     ------------     -------------     --------------

Change in Net Assets                 (3,118,291)         4,415,748        8,122,204         1,543,855         24,371,278
                                   -------------      -------------     ------------     -------------     --------------

Net Assets Available
     for Benefits:

Beginning of year                    39,710,475          4,250,350                -        25,617,558         28,605,235
                                   -------------      -------------     ------------     -------------     --------------

End of year                        $ 36,592,184       $  8,666,098      $ 8,122,204      $ 27,161,413      $  52,976,513
                                   =============      =============     ============     =============     ==============


See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1998

                                                                                             Non-Participant
                                           Participant Directed                                 Directed
----------------------------------------------------------------------------------------    ----------------

                                         Putnam
                                      International
                                         Growth             Loans            Other            Stock
                                          Fund           Receivable        Receivables         Fund              Total
                                      --------------     -------------     -------------    -------------     ------------
Investment Income:
    Dividends                          $    162,254      $          -      $         -      $         -      $  1,815,111
    Interest                                      -           426,922                -                -         1,187,828

   Net (depreciation)
        appreciation in fair
        value of investments                184,221                -                 -       (3,974,238)        1,746,656
                                      --------------     -------------     ------------     -------------      -------------
                                            346,475           426,922                -       (3,974,238)        4,749,595
                                      --------------     -------------     ------------     -------------      -------------
Contributions:
     Participants                         1,786,549                 -        1,268,062                -        17,337,291
     Employer, net of                        30,953                 -          912,258        4,355,038         5,549,549
     forfeitures                      --------------     -------------     ------------     -------------     --------------

     Total contributions                  1,817,502                 -        2,180,320        4,355,038        22,886,840
                                      --------------     -------------     ------------     -------------     --------------
Transfers from other plans                        -         1,339,610        1,028,099        3,499,975        31,197,826
Net transfers - other                     3,676,149          (370,240)      (2,039,829)         813,551                 -
Net transfers - loans                        38,638           511,992                -                -                 -


Distributions:
Benefits paid to participants              (239,257)           (1,103)               -       (1,945,376)      (12,028,872)
Participants' contributions
  used for life insurance
  premium payments                              (90)                -                -                -            (6,457)
                                      --------------     -------------     ------------     -------------     --------------
      Total distributions                  (239,347)           (1,103)               -       (1,945,376)      (12,035,329)
                                      --------------     -------------     ------------     -------------     --------------

Change in Net Assets                      5,639,417         1,907,181        1,168,590        2,748,950        46,798,932
                                      --------------     -------------     ------------     -------------     --------------

Net Assets Available
     for Benefits:

Beginning of year                                 -         4,362,138        1,011,732       21,495,847       125,053,335
                                      --------------     -------------     ------------     -------------     --------------

End of year                           $   5,639,417      $  6,269,319      $ 2,180,322      $24,244,797      $171,852,267
                                      ==============     =============     ============     =============     ==============


See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1997



                                                           Participant Directed
                                   -------------------------------------------------------------------
                                       Stock            Guaranteed         Equity
                                        Fund           Income Fund          Fund           Bond Fund
                                   --------------     -------------     --------------    -----------

Investment Income:
    Dividends                      $          -       $          -      $    180,771      $        -
    Interest                            189,625             67,156           122,167         253,770

   Net (depreciation)
        appreciation in fair
        value of investments         (3,848,747)         1,705,641         5,808,960          76,641
                                   ---------------    --------------    -------------    ------------
                                     (3,659,122)         1,772,797         6,111,898         330,411
                                   ---------------    --------------    -------------    ------------
Contributions:
     Participants                     3,715,207          2,516,855         4,845,468         860,387

     Employer,net of forfeitures              0             41,778            55,537           8,485
                                   --------------      -------------   -------------   --------------

     Total contributions              3,715,207          2,558,633         4,901,005         868,872
                                   ---------------    --------------    -------------    ------------


Net transfers - other                  (906,598)             6,213         1,958,405         297,336
Net transfers - loans                   (87,899)           (48,148)          (21,978)         (3,438)

Distribution:
Benefits paid to participants        (3,628,824)        (2,302,808)       (1,747,493)       (290,838)
Participants' contributions
  used for life insurance
  premium payments                       (2,904)            (2,100)           (1,545)           (689)
                                   ---------------    --------------    -------------    ------------
      Total distributions            (3,631,728)        (2,304,908)       (1,749,038)       (291,527)
                                   ---------------    --------------    -------------    ------------

Change in Net Assets                 (4,570,140)         1,984,587        11,200,292       1,201,654
                                   ---------------    --------------    -------------    ------------
Net Assets Available
     for Benefits:

Beginning of year                    44,280,615         23,632,971        17,404,943       3,048,696
                                   ---------------    --------------    -------------    -------------

End of year                     $    39,710,475    $    25,617,558   $    28,605,235    $  4,250,350
                                   ===============    ==============    =============    =============


See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1997


                                                                        Non-Participant
                                          Participant Directed             Directed
                                   -------------------------------      ---------------

                                       Loans              Other             Stock
                                     Receivable        Receivables           Fund              Total
                                   ---------------    ---------------   -------------     -------------

Investment Income:
    Dividends                      $    208,946       $           -     $           -     $     389,717
    Interest                               (284)                  -                 -           632,434

   Net (depreciation)
        appreciation in fair
        value of investments                  -                   -        (2,142,558)        1,599,937
                                   ---------------    --------------    --------------    --------------
                                        208,662                   -        (2,142,558)        2,622,088
                                   ---------------    --------------    --------------    --------------
Contributions:
     Participants                             -             740,437                 -        12,678,354

     Employer, net of
     forfeitures                              -             271,293         3,261,150         3,638,243
                                   ---------------    --------------     -------------     -------------

     Total contributions                      -           1,011,730         3,261,150        16,316,597
                                   ---------------    --------------    --------------    --------------

Net transfers - other                   (78,912)         (1,276,444)                -                 -
Net transfers - loans                   161,463                   -                 -                 -

Distribution:
Benefits paid to participants          (187,714)                  -        (2,020,129)      (10,177,806)
Participants' contributions
  used for life insurance
  premium payments                            -                   -                 -            (7,238)
                                   ---------------    --------------    --------------    --------------
      Total distributions              (187,714)                  -        (2,020,129)      (10,185,044)
                                   ---------------    --------------    --------------    --------------

Change in Net Assets                    103,499            (264,714)         (901,537)        8,753,641
                                   ---------------    --------------    --------------    --------------

Net Assets Available
     for Benefits:

Beginning of year                     4,258,639           1,276,446        22,397,384       116,299,694
                                   ---------------    --------------    --------------    --------------

End of year                        $  4,362,138       $   1,011,732     $  21,495,847     $ 125,053,335
                                   ===============    ==============    ==============    ==============


See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1)      Description of the Plan
         -----------------------

                  The following brief description of the Citizens Utilities Company (the "Company") 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

                  a. Background. The Plan is a voluntary defined contribution plan. Under the terms of the Plan, bargaining or non-bargaining unit employees who have attained six months of continuous service are eligible to participate in the Plan. At December 31, 1998 there were 5,883 employees eligible to participate in the Plan and 5,682 active employees participating in the Plan.

                  On October 31, 1997, the Company purchased The Gas Company ("GASCO"). At that time, the non-union employees of GASCO were participating in a GASCO sponsored 401(k) plan, the BHP USA Retirement Savings Plan ("GASCO Plan"). The employees were granted the option of remaining in the GASCO Plan or receiving a full distribution of their respective vested 401(k) plan account balances with the option of reinvesting the distributed funds into the Company's 401(k) Plan. No direct transfer of assets was made from the GASCO Plan directly into either of the two plans sponsored by the Company. During 1998, loans outstanding against the GASCO Plan totaling $143,345 were transferred from the GASCO Plan into the Citizens 401(k) Savings Plan.

                  Through December 31, 1997, the Company sponsored two 401(k) defined contribution plans: the Citizens Utilities 401(k) Savings Plans and the CUC 401(k) Employee Benefit Plan. As of January 2, 1998, the Citizens Utilities 401(k) Savings Plan was terminated and the assets in the Citizens Utilities 401(k) Savings Plan were transferred into the CUC 401(k) Employee Benefit Plan; the name of the CUC 401(k) Employee Benefit Plan was then changed to Citizens 401(k) Savings Plan. As a result, in 1998, $31,054,481 was transferred into the Plan representing the Assets Available for Benefits from the Citizens Utilities 401(k) Savings Plan and the loans transferred from the GASCO Plan.

                  As of January 2, 1998, the Company changed administrative service provider and trustee to Putnam Investments ("Putnam") from PNC Bank ("PNC") and the assets in the PNC held invest-ment funds were transferred to Putnam sponsored investment funds based on employee directed instructions. If the employee did not give specific instructions, the funds were transferred into comparable Putnam funds.

                  b. Contributions. Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the six investment options specified below. Participants may change salary deferral percentages and investment options daily, by telephone, which generally become effective with the first payroll of the following month. At December 31, 1998 the number of accounts in each fund were as follows:

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997



                                                                  Number of
                                                                   Accounts
                                                                  ---------
                  Investment Option:
                     Stock Fund                                       5,347
                     Putnam Income Fund                               2,277
                     Putnam OTC & Emerging Growth Fund                2,436
                     Putnam Stable Value Fund                         2,563
                     Putnam S & P 500 Index Fund                      4,089
                     Putnam International Growth Fund                 2,001
                  Loan Fund                                           1,036
                  Life Insurance                                         28

                  The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1998 and 1997 Plan years amounted to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. The Company contributions are invested entirely in the Stock Fund unless a participant is age 55 or older in which case the participant could elect to have the Company contribution invested proportionately in the same investments as his/her own contributions. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the Stock Fund to other investment options.

                  c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

                  d. Vesting. Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                          Vested Percentage
                                                       of Company Contribution
                           Years of Service              and Related Earnings
                           ----------------              --------------------
                  Less than 2 years                                      0%
                  2 years but less than 3 years                         40%
                  3 years but less than 4 years                         60%
                  4 years but less than 5 years                         80%
                  5 years or more                                      100%

                  e. Investment Options. As of January 2, 1998, participants may elect to invest their contributions and savings in one or a combination of the following options: the Stock Fund, Putnam Income Fund, Putnam OTC & Emerging Growth Fund, Putnam Stable Value Fund, Putnam S & P 500 Index Fund, Putnam International Growth Fund, and Life Insurance.
                  A description of each fund follows:

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997



                  Stock Fund:
                  The Stock Fund invests in shares of the Company's Common Stock. Stock dividends are paid on Common Stock shares in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Changes in Net Assets Available for Benefits; rather, stock dividends are reported as capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends were 222,484 in 1998 and 251,664 in 1997. Effective January 1, 1999 the Company has discontinued the issuance of stock dividends until further notice.

                  Putnam Income Fund:
                  This fund seeks current income consistent with prudent risk by investing primarily in corporate bonds from creditworthy companies.

                  Putnam OTC & Emerging Growth Fund:
                  This fund invests mainly in stocks of small to medium-sized emerging growth companies traded on the over-the-counter market and on national exchanges.

                  Putnam Stable Value Fund:
                  This fund seeks a stable rate of return with safety of principal and liquidity as primary objectives. The fund invests in investments backed by the U. S. Government and other high quality fixed-income securities. In addition, guaranteed investment contracts (GIC's) previously held by PNC are being held in this fund until their maturity dates. As the currently held GIC's mature, the funds will be reinvested in U.S. Government backed securities and other fixed-income securities.

                  Putnam S&P 500 Index Fund:
                  This fund seeks a return, before the assessment of fees, that closely approximates the return of the Standard & Poor's 500 Index, which is an indicator of U.S. stock market performance.

                  Putnam International Growth Fund:
                  This fund seeks capital appreciation by investing primarily in a diversified portfolio of stock of companies located outside the United States. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments, not present with domestic investments.

                  Prior to January 1, 1998,  participants  could have elected to
                  invest  their   contributions   and  savings  into  one  or  a
                  combination of the additional following funds:

                  Guaranteed Income Fund:
                  Participants in the Guaranteed Income Fund received a blended interest rate calculated using a weighted average of the contract assets and their annual compounded rates of return. The blended interest rate was projected using assets in the contracts and varied as contracts matured, as new contracts were purchased and with deposit and withdrawal experience.

                  Equity Fund:
                  Contributions to the Equity Fund were invested in the Index Trust 500 Portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 index with dividends reinvested.

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


                  Bond Fund:
                  Contributions to the Bond Fund were invested in the GNMA Bond Fund managed by Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the full faith and credit of the U.S. Government. Dividends were received in cash and were reinvested in additional Bond Fund shares.

                  Life Insurance:
                  Prior to 1992, a life insurance option was provided to participants. Effective January 1, 1992 the life insurance option was no longer offered to newly eligible participants. However, Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact and these Participants could continue to have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

                  As of January 2, 1998, unless directly instructed by the participant to do otherwise, the investment fund balances previously included in the GIC, Equity Fund, and Bond Fund were transferred into three mutual funds available through Putnam. The Guaranteed Income Fund balance was transferred into the Putnam Stable Value Fund; the Equity Fund balance was transferred into the Putnam S&P 500 Index Fund; and the Bond Fund balance was transferred into the Putnam Income Fund. Other investment options that became available to Plan members included the Putnam OTC & Emerging Growth Fund and the Putnam International Growth Fund. In addition, the Stock Fund and Loan Fund balances were transferred into comparative funds created by Putnam.

                  f. Participant Loans. Participants in the Plan may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000. The loans are allocated to a Loan Fund.
                  The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at anytime by remitting his/her payoff check directly to Putnam. In the event of termination of employment, a Participant's loan note may be repaid in full or the loan will be canceled and the Participant's final distribution will be reduced by the amount of the outstanding loan balance.

                  g. Payment of Benefits. Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's vested account balance exceeds $5,000, the Participant may elect to defer his/her distribution. The distribution then must begin either on or before April 1st of the year following the year the participant attains age 70 1/2. If the Participant is still employed by the Company at age 70 1/2 , he/she must take a minimum distribution of his/her balance on or before April 1st of the calendar year after the participant attains age 70 1/2.

                  h. Forfeitures. At December 31, 1998 and 1997, forfeited nonvested Company contributions totaled $273,099 and $215,247, respectively. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

                  i.  Administrative Costs.   Plan administration costs are
                  paid by  the  Company.

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997



(2)   Summary of Accounting Policies
      ------------------------------

      (a)     Basis of Accounting
              -------------------
              The financial statements of the Plan are prepared under the accrual method of accounting. The Fund Information reflected in the Statement of Changes in Net Assets includes the application of assets to the applicable funds as directed by the participants as of December 31, 1998 and 1997.

      (b)     Use of Estimates
              ----------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from these estimates.

      (c)     Investment Valuation, Income  Recognition and Payment of  Benefits
              ------------------------------------------------------------------
              The Plan's investments are stated at fair value, except for Guaranteed Investment Contracts in the Putnam Stable Value Fund, which are valued at contract value. Shares of registered invest-ment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized depreciation/appreciation of the market value over their original cost for the investments remaining in the Plan. Loans are valued at cost plus interest, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. Benefits are recorded when paid.

     (d)      Risks and Uncertainty
              ---------------------
              Investment securities are exposed to various risks such as interest rate, market and credit. Due to uncertainties inherent in the estimates and assumptions process and in the value of investment securities, it is at least reasonably possible that changes in these estimates, and risk factors in the near term could be material to the financial statements.

      (d)     Reclassifications
              -----------------
              Certain 1997 balances have been reclassified to conform to the 1998 presentation.

(3)   Investment of 5% or more of the Net Assets Available for Plan Benefits
      ----------------------------------------------------------------------

      At December 31, 1998 the Plan had $60,836,981, $8,666,098, $27,161,413 and
      $52,976,513 invested in the Stock Fund, Putnam Income Fund, Putnam Stable Value Fund and Putnam S&P 500 Index Fund, respectively, which represents an investment of 5% or more of the Net Assets Available for Plan Benefits.

(4)   Related Party Transactions
      --------------------------

      Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. As Putnam is the trustee as defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam for investment management services amounted to $88,546 in 1998. Fees paid by the Company to PNC for investment management services amounted to $134,294 in 1997.

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


 (5)  Termination of Plan
      -------------------

      The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(6)   Tax Status
      ----------

      As of January 2, 1998, the Citizens Utilities 401(k) Savings Plan was terminated and the assets in the Citizens Utilities 401(k) Savings Plan were transferred into the CUC 401(k) Employee Benefit Plan. The name of the CUC 401(k) Employee Benefit Plan was then changed to Citizens 401(k) Savings Plan. Both the Citizens Utilities 401(k) Savings Plan and the CUC 401(k) Employee Benefit Plan received determination letters from the Internal Revenue Service dated January 25, 1995 and October 26, 1994, respectively, stating that the plans were qualified under Section 401(a) of the Internal Revenue Code (the "Code") and the related trusts were tax exempt under Section 501(a) of the Code. The Company has not yet applied for a determination letter for the Citizens 401(k) Savings Plan, however, the Company intends to file and fully expects the plan to qualify under
      Section 401(a) of the Code and the related trusts  to be tax exempt  under
      Section 501(a) of the Code.

                                                                      Schedule I
                          Citizens 401(k) Savings Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

      Identity of Issuer,                                                                         Cost or          Market or
       Borrowers, Lesser,                                                       Number of         Contract           Contract
        or Similar Party                          Description of Assets           Shares            Value             Value
     ---------------------                        ---------------------        -------------    --------------    ---------------

Citizens Utilities Company                  Citizens Utilities Company
                                               Common Stock                       7,604,623  $     77,201,986  $      60,836,981
                                                                               =============    ==============    ===============

Putnam Investments                          Putnam Income Fund                    1,252,326  $      8,876,830  $       8,666,098
                                                                               =============    ==============    ===============

Putnam Investments                          Putnam OTC & Emerging Growth Fund
                                                                                    470,852  $      7,992,000  $       8,122,204
                                                                               =============    ==============    ===============

Putnam Investments                          Putnam Stable Value Fund                         $      7,055,562  $       7,055,562


                                                                        Annual
                                                                       Compound
                                                            Maturity   Rate of
                                                            Date       Return
                                                            ----       ------
Allstate Life Insurance Company             GIC             6/30/00      6.14%                      1,675,798          1,675,798
Allstate Life Insurance Company             GIC             6/30/00      8.11%                        519,231            519,231
Allstate Life Insurance Company             GIC             6/30/00      6.13%                        900,184            900,184
Allstate Life Insurance Company             GIC             6/30/00      8.10%                      1,195,564          1,195,564
CIGNA                                       GIC             6/30/01      7.14%                      2,830,326          2,830,326
GE Life & Annuity Assurance Company         GIC             6/30/01      6.11%                      2,837,441          2,837,441
New York Life Insurance Company             GIC             6/30/99      7.11%                      1,378,169          1,378,169
Principal Mutual Life Ins. Company          GIC             6/30/99      5.60%                      1,923,684          1,923,684
Principal Mutual Life Ins. Company          GIC             6/29/02      7.16%                      2,801,899          2,801,899
Travelers Life and Annuity                  GIC             3/31/03      6.81%                      4,043,555          4,043,555
                                                                                                --------------    ---------------
  Total Guaranteed Investment Contracts                                                            20,105,851         20,105,851
                                                                                                ==============    ===============
  Total Putnam Stable Value Fund                                                             $     27,161,413  $      27,161,413
                                                                                                ==============    ===============

Putnam Investments                          Putnam S&P 500 Index Fund             1,831,196  $     43,062,125  $      52,976,513
                                                                               =============    ==============    ===============


Putnam Investments                          Putnam International Growth
                                            Fund                                    293,257  $      5,444,485  $       5,639,417
                                                                               =============    ==============    ===============

Plan Participants                           Participants' Loans Receivable                   $      6,269,319  $       6,269,319
                                                                                                ==============    ===============


See Independent Auditors' Report

                          Citizens 401(k) Savings Plan               Schedule II
                 Item 27d - Schedule of Reportable Transactions
                       Year Ended December 31, 1998

                                                                                                Current Value
                                                                                                 of Asset on
                                                        Purchase      Selling      Cost of       Transaction       Net Gain/
 Issuer               Description of Asset                Price        Price        Asset           Date            (Loss)
-----------------     --------------------             ---------    ----------    ---------     -------------     -----------

Putnam                Putnam Income Fund            $  6,921,295  $          -  $  6,921,295  $  6,921,295     $          -
Putnam                Putnam Income Fund                       -     3,338,806     3,360,333     3,338,806          (21,527)
Putnam                Putnam Income Fund               5,171,261             -     5,171,261     5,171,261                -
Putnam                Putnam OTC & Emerging
                      Growth Fund                      9,484,397             -     9,484,397     9,484,397                -
Putnam                Putnam OTC & Emerging
                      Growth Fund                              -     1,414,780     1,492,474     1,414,780          (77,694)
Putnam                Putnam S&P 500 Index
                      Fund                                     -     6,565,216     6,087,958     6,565,216          477,258
Putnam                Putnam S&P 500 Index
                      Fund                            18,699,279             -    18,699,279    18,699,279                -
Putnam                Putnam S&P 500 Index
                      Fund                                     -    18,326,175    17,130,422    18,326,175        1,195,753
Putnam                Putnam S&P 500 Index
                      Fund                            37,692,885             -    37,692,885    37,692,885                -
Putnam                Putnam International
                      Growth Fund                      6,800,182             -     6,800,182     6,800,182                -
Putnam                Putnam International
                      Growth Fund                              -     1,345,929     1,355,750     1,345,929           (9,821)
Citizens Utilities    Citizens Utilities Company
Company               Common Stock                    16,186,157             -    16,186,157    16,186,157                -
Citizens Utilities    Citizens Utilities Company
Company               Common Stock                             -    14,415,614    18,644,686    14,415,614       (4,229,072)
Citizens Utilities    Citizens Utilities Company
Company               Common Stock                    71,663,909             -    71,663,909    71,663,909                -
Citizens Utilities    Citizens Utilities Company
Company               Common Stock                    54,758,440    61,206,323    54,758,440    61,206,323        6,447,883
Vanguard              Equity Fund                     19,750,456    28,605,235    19,750,456    28,605,235        8,854,779
Vanguard              Bond Fund                        4,113,440     4,250,350     4,113,440     4,250,350          136,910



See Independent Auditors' Report

                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors
Citizens Utilities Company:


We consent to incorporation by reference in the registration statement (No. 33-48683) on Form S-8 of Citizens Utilities Company of our report dated June 29, 1999, relating to the Statements of Net Assets Available for Benefits of the Citizens 401(k) Savings Plan as of December 31, 1998 and 1997 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended and the supplemental schedules as of and for the year then ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 11-K of the Citizens 401(k) Savings Plan.



                                                                   KPMG LLP




New York, New York
June 29, 1999